[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by IDEAYA Biosciences, Inc. with respect to portions of this letter.

FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

May 1, 2019

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-1090

Attention:    Liz Walsh, Staff Attorney

Chris Edwards, Staff Attorney

Jorge Bonilla, Staff Accountant

Mark Rakip, Staff Accountant

Re:    IDEAYA Biosciences, Inc.

Registration Statement on Form S-1

Filed on April 26, 2019

File No. 333-231081

Ladies and Gentlemen:

On behalf of IDEAYA Biosciences, Inc. (the “Company”), set forth below is information in response to comment number 9 contained in the letter to the Company dated February 15, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form S-1 that was originally confidentially submitted to the Commission on January 17, 2019 and, as subsequently revised, was publicly filed by the Company on April 26, 2019 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Latham & Watkins LLP by the Company.

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

CONFIDENTIAL TREATMENT REQUESTED BY IDEAYA BIOSCIENCES, INC. IDYA-1001

May 1, 2019

The Company confirms to the Staff that no price range has yet been provided in the preliminary prospectus included in the Registration Statement. However, the Company has authorized us to inform the Staff supplementally that, based on consultations with the lead underwriters, input received from testing-the-waters meetings (the “TTW Meetings”), and considerations of the current market conditions, if the marketing of the initial public offering (the “IPO”) were to commence today, the Company’s present view is that the estimated offering range would be $[***] to $[***] per share (the “Preliminary IPO Price Range”). The share numbers, Preliminary IPO Price Range, exercise prices and fair values do not take into account a reverse stock split that the Company intends to implement in connection with the IPO.

The Company advises the Staff that the Preliminary IPO Price Range represents the Company’s current belief of what the indicative price range in the preliminary prospectus may be, but that the actual indicative price range in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters of the IPO, which is expected to occur shortly before the printing of the preliminary prospectus for the IPO. Therefore, the preliminary estimated indicative price range is subject to further change as a result of various factors, including market conditions and subsequent developments with respect to the Company’s business. Upon completion of this valuation process, the Company will narrow the indicative price range to establish a bona fide offering price range not to be greater than $[***] between the low end of the range and the top end of the range.

To assist the Staff in its evaluation of the Company’s stock-based compensation, the Company has provided the analysis as set forth below.

GRANTS OF COMMON STOCK OPTIONS DURING THE PRECEDING 15 MONTHS

The following table summarizes by month of grant date the number of shares of common stock underlying stock options granted during the previous fifteen months, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock on the grant date.

Grant Date	Number of Shares Underlying Stock Options Granted	Per Share Exercise Price	Estimated Fair Value per Share
March 31, 2018	[***]	$[***]	$[***]
April 13, 2018	[***]	$[***]	$[***]
April 30, 2018	[***]	$[***]	$[***]
June 20, 2018	[***]	$[***]	$[***]
June 30, 2018	[***]	$[***]	$[***]
July 28, 2018	[***]	$[***]	$[***]
July 31, 2018	[***]	$[***]	$[***]
August 31, 2018	[***]	$[***]	$[***]
October 3, 2018	[***]	$[***]	$[***]
December 11, 2018	[***]	$[***]	$[***]
January 31, 2019	[***]	$[***]	$[***]
March 13, 2019	[***]	$[***]	$[***]
March 31, 2019	[***]	$[***]	$[***]

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by IDEAYA Biosciences, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY IDEAYA BIOSCIENCES, INC. IDYA-1002

May 1, 2019

Valuation Date (As of)	Fair Value Per Share of Common Stock
January 31, 2018	$[***]
May 31, 2018	$[***]
November 30, 2018	$[***]
February 28, 2019	$[***]

DETERMINATION OF FAIR VALUE OF COMMON STOCK

As described in the Registration Statement, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). Specifically, the fair value of the shares of common stock underlying the Company’s stock options has been determined by the Company’s Board of Directors (the “Board”). Because there has been no public market for the Company’s common stock, and in the absence of recent arm’s-length cash sales transactions of the Company’s common stock with independent third parties, the Board has determined the fair value of the common stock by considering, at the time of grant, a number of objective and subjective factors, including independent third-party valuations as of January 31, 2018, May 31, 2018, November 31, 2018, and February 28, 2019. The Board gave consideration to expected material grants of common stock options in determining when to obtain independent third-party valuations.

These independent third-party valuations have utilized a hybrid approach of the option pricing method (“OPM”) and the probability-weighted expected return method (“PWERM”), an accepted valuation approach under the Practice Guide, for determining the fair value of the Company’s common stock. The hybrid method is performed by first estimating the probability-weighted value across multiple scenarios and then using the OPM to estimate the allocation of value within one or more of those scenarios.

The OPM relies on financial option theory to allocate value among different classes of members’ equity based upon a future option “claim” on value. Under the OPM, the values of the various classes of stock are estimated as the net value of a series of call options, representing the present value of the expected future returns to the shareholders. The OPM may be used to determine the equity value of a company by using the OPM backsolve method. In an OPM framework, the equity value is inferred from a recent financing transaction. It involves making assumptions for the time to liquidity, volatility, and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid.

Under the PWERM, the value of a company’s particular equity class is estimated based upon an analysis of future values for the entire enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of these expected outcomes, as well as the rights of each class of preferred and common stock.

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of stock awards made on dates for which there was no concurrent independent third-party valuation, the Board determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available at the time of the grant.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by IDEAYA Biosciences, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY IDEAYA BIOSCIENCES, INC. IDYA-1003

May 1, 2019

VALUATIONS AND OPTION GRANTS OVER THE PREVIOUS 15 MONTHS

January 31, 2018 Valuation and March 31, 2018, April 13, 2018, and April 30, 2018 Grants

January 31, 2018	IPO Early	IPO Late	OPM
Probability of Scenario	[***]%	[***]%	[***]%
Discount for Marketability	[***]%	[***]%	[***]%

A valuation was performed by Company management and the Board with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of January 31, 2018 to be $[***] per share.

Under the hybrid method, the Company computed the probability-weighted value across two scenarios: the IPO and the non-IPO scenarios (estimated using the OPM). The Company assigned a probability of [***]% to the IPO scenarios and the residual probability was assigned to the OPM scenario. As of the valuation date, the Company had not initiated formal IPO discussions with bankers. However, the Company was preparing to be ready to go public [***] based on the anticipated IND filing of at least one of its programs. If the Company did not complete the IPO by [***], the Company contemplated another window for IPO financing by [***] when both the programs were expected to enter the clinical development stage. The Company assigned a probability of [***]% to the IPO Early scenario and a probability of [***]% to the IPO Late scenario.

The equity value for the OPM scenario in the hybrid method was determined by applying the backsolve method such that the probability-weighted value of the most recent round of financing was equal to its original issue price. The Company considered the backsolve method to be reasonable given the proximity of the Series B convertible preferred stock financing, which had its initial closing as of the valuation date. Equity values for the IPO scenarios were determined based on the IPO waterfall analysis. In determining the estimated fair value of the Company’s common stock, the Board and the third-party valuation firm also considered the fact that the Company’s stockholders could not freely trade the common stock in the public markets. Accordingly, the Company applied a Discount for Lack of Marketability (“DLOM”) to the Company’s total equity value estimated by the OPM and IPO scenarios. The Company calculated a DLOM of [***]% for the OPM scenario, [***]% for the IPO Early scenario, and [***]% for the IPO Late scenario using the Finnerty and Asian Put Option analyses.

In connection with the grants of stock options made on March 31, 2018, April 13, 2018, and April 30, 2018, the Board concluded that the estimated fair value of the Company’s common stock was $[***] per share in consideration of the valuation analysis as of January 31, 2018 and other objective and subjective factors as appropriate. As part of the determination, the Board concluded that there were no significant value-affecting internal or external developments during such period that warranted a change in the fair value between the January 31, 2018 valuation date and the grant dates.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by IDEAYA Biosciences, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY IDEAYA BIOSCIENCES, INC. IDYA-1004

May 1, 2019

May 31, 2018 Valuation and June 20, 2018, June 30, 2018, July 28, 2018, July 31, 2018, August 31, 2018, and October 3, 2018 Grants

May 31, 2018	IPO Early	IPO Late	OPM
Probability of Scenario	[***]%	[***]%	[***]%
Discount for Marketability	[***]%	[***]%	[***]%

A valuation was performed by Company management and the Board with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of May 31, 2018 to be $[***] per share.

Under the hybrid method, the Company computed the probability-weighted value across two scenarios: the IPO and the non-IPO scenarios (estimated using the OPM). The Company assigned a probability of [***]% to the IPO scenarios and the residual probability was assigned to the OPM scenario. As of the valuation date, the Company had not initiated formal IPO discussions with the bankers. However, the Company was preparing to be ready to go public as early as [***] based on the anticipated IND filing of at least one of its programs. The Company also made key executive hires near the valuation date, including the addition of each of its Senior Vice President, General Counsel, Head of Operations and Vice President, Head of Biology and Translational Science in May 2018 and its Senior Vice President and Chief Medical Officer, Head of Development in June 2018. If the Company did not complete the IPO by [***], the Company contemplated another window for IPO financing by [***] when two of its programs were expected to enter the clinical development stage. The Company assigned a probability of [***]% to the IPO Early scenario and a probability of [***]% to the IPO Late scenario.

Relative to the previous valuation, the IPO Early and IPO Late scenarios’ financings were delayed by three months and six months, respectively, given the Company’s updated timelines to have multiple programs in the clinic or near a Phase 1 start.

The equity value for the OPM scenario in the hybrid method was determined by applying the backsolve method such that the probability-weighted value of the most recent round of financing was equal to its original issue price. The Company considered the backsolve method to be reasonable given the proximity of the Series B convertible preferred stock financing to the valuation date. Equity values for the IPO scenarios were determined based on the IPO waterfall analysis. In determining the estimated fair value of the Company’s common stock, the Board and the third-party valuation firm also considered the fact that the Company’s stockholders could not freely trade the common stock in the public markets. Accordingly, the Company applied a DLOM to the Company’s total equity value estimated by the OPM and IPO scenarios. The Company calculated a DLOM of [***]% for the OPM scenario, [***]% for the IPO Early scenario, and [***]% for the IPO Late scenario using the Finnerty and Asian Put Option analyses.

In connection with the grants of stock options made on June 20, 2018, June 30, 2018, July 28, 2018, July 31, 2018, August 31, 2018, and October 3, 2018, the Board concluded that the estimated fair value of the Company’s common stock was $[***] per share in consideration of the valuation analysis as of May 31, 2018 and other objective and subjective factors as appropriate. As part of the determination, the Board concluded that there were no significant value-affecting internal or external developments during such period that warranted a change in the fair value between the May 31, 2018 date and the grant dates.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by IDEAYA Biosciences, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY IDEAYA BIOSCIENCES, INC. IDYA-1005

May 1, 2019

November 30, 2018 Valuation and December 11, 2018 and January 31, 2019 Grants

November 30, 2018	IPO Early	IPO Late	OPM
Probability of Scenario	[***]%	[***]%	[***]%
Discount for Marketability	[***]%	[***]%	[***]%

A valuation was performed by Company management and the Board with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of November 30, 2018 to be $[***] per share.

Under the hybrid method, the Company computed the probability-weighted value across two scenarios: the IPO and the non-IPO scenarios (estimated using the OPM). The Company assigned a probability of [***]% to the IPO scenarios and the residual probability was assigned to the OPM scenario. As of the valuation date, the Company considered the following factors in the aggregate in increasing the probabilities for IPO scenarios by [***]%, compared to the previous valuation:

-

The Company had entered into an exclusive in-license agreement with Novartis in September 2018 to develop and commercialize Novartis’ LXS196 (now IDE196), a Phase 1 protein kinase C, or PKC, inhibitor for the treatment of cancers with GNAQ and GNA11 mutations which helped diversify its pipeline with a clinical stage asset to help support the probability of going public in the near-term.

-	The Company nominated a development candidate for its aryl hydrocarbon receptor, or AhR, program in October 2018.
-	The Company had finalized its underwriting syndicate and held an organizational meeting for its IPO in November 2018.
-	The Company hired its Vice President, Head of Regulatory Affairs in November 2018.

In addition to the factors above, the Company contemplated another window for an IPO financing by [***] if it was unable to complete an IND filing for its proprietary program and to account for volatility in the market. The Company assigned a probability of [***]% to the IPO Early scenario and a [***]% to the IPO Late scenario.

The equity value for the OPM scenario in the hybrid method was kept consistent with the previous valuation with an additional consideration of shares of Series B redeemable convertible preferred stock issued to Novartis in connection with the license agreement. The Company and Novartis effectively valued the Series B redeemable convertible preferred stock at its original issue price as part of the equity negotiations underlying the license agreement. As a result, the Company did not believe a significant deviation from the Series B redeemable convertible preferred stock original issue price was reasonable for the analysis. Relative to the previous valuation, the implied Series B redeemable convertible preferred stock value increased modestly given the improved probabilities of an IPO, but the increase was not so significant as to materially deviate from the original issue price. Equity values for the IPO scenarios were determined based on IPO waterfall analysis. The Company calculated a DLOM of [***]% for the OPM scenario, [***]% for the IPO Early scenario, and [***]% for the IPO Late scenario using the Finnerty and Asian Put Option analyses. Compared to the previous valuation, the Company applied a lower DLOM considering the compressed term to exit, as well as consideration of restricted stock studies with 1-year and 2-year hold periods.

In connection with the grants of stock options made on December 11, 2018, and January 31, 2019, the Board concluded that the estimated fair value of the Company’s common stock was $[***] per share in consideration of the valuation analysis as of November 30, 2018 and other objective and subjective factors as appropriate. As part of the determination, the Board concluded there were no significant value-affecting internal or external developments during such period that warranted a change in the fair value between the November 30, 2018 valuation date and the grant dates.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by IDEAYA Biosciences, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY IDEAYA BIOSCIENCES, INC. IDYA-1006

May 1, 2019

February 28, 2019 Valuation and March 13, 2019 Grants

February 28, 2019	IPO Early	IPO Late	OPM
Probability of Scenario	[***]%	[***]%	[***]%
Discount for Marketability	[***]%	[***]%	[***]%

A valuation was performed by Company management and the Board with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of February 28, 2019 to be $[***] per share.

Under the hybrid method, the Company computed the probability-weighted value across two scenarios: the IPO and the non-IPO scenarios (estimated using the OPM). The Company assigned a probability of [***]% to the IPO scenarios and the residual probability was assigned to the OPM scenario. As of the valuation date, the Company considered the following factors in the aggregate in increasing the probabilities for IPO scenarios by [***]%, compared to the previous valuation:

-	The Company had confidentially submitted the S-1 to the Commission in January 2019.
-	The Company had completed its “Analyst Day” meeting with equity research analysts in February 2019.
-	As of the Valuation Date, the Company was in the initial phase of the process of having TTW Meetings, albeit other steps were still required, such as valuation discussions.

Based on the factors above, the Company viewed the probability of the IPO Early scenario as [***]% as of the Valuation Date. Notwithstanding, if the Company did not go public in the near term, there was another opportunity by the end of the year in the IPO Late scenario. As such, the Company kept the probability of this scenario at [***]%, which is slightly ([***]%) lower than the previous valuation considering the increase in the probability for the IPO Early scenario. In summary, the probability of the IPO Early scenario increased by 25%, and the probabilities for aggregate IPO scenarios increased by 20% since the previous valuation.

The equity value for the OPM scenario in the hybrid method was kept consistent with the previous valuation based on the progress made by the Company since the previous valuation. The Company had performed well overall and remained generally on track from a development perspective on all of its programs. Equity values for the IPO scenarios were determined based on the IPO waterfall analysis. The Company calculated a DLOM of [***]% for the OPM scenario, [***]% for the IPO Early scenario, and [***]% for the IPO Late scenario using the Finnerty and Asian Put Option analyses. Compared to the previous valuation, the Company applied a lower DLOM considering the compressed term to exit.

In connection with the grants of stock options made on March 13, 2019 and March 31, 2019, the Board concluded that the estimated fair value of the Company’s common stock was $[***] per share in consideration of the valuation analysis as of February 28, 2019 and other objective and subjective factors as appropriate. As part of the determination, the Board concluded there were no significant value-affecting internal or external developments during such period that warranted a change in the fair value between the February 28, 2019 valuation date and the grant dates.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by IDEAYA Biosciences, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY IDEAYA BIOSCIENCES, INC. IDYA-1007

May 1, 2019

DISCUSSION OF PRELIMINARY IPO PRICE RANGE

The Preliminary IPO Price Range was derived by a quantitative and qualitative analysis that differed from the methodology used by the Company and its independent valuation specialist. Among the factors that were considered in setting the Preliminary IPO Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	an assumption that there would be a receptive public trading market for biotechnology companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The midpoint of the Preliminary IPO Price Range of $[***] per share (the “Midpoint Price”) exceeds the fair value of the Company’s common stock of $[***] per share as of February 28, 2019, which was determined as described above (the “February 28, 2019 Valuation Price”), by $[***] per share. The Company respectfully submits that the difference between the February 28, 2019 Valuation Price and the Midpoint Price is primarily attributable to the fact that the methodology applied for determining the February 28, 2019 Valuation Price incorporated multiple probability-weighted liquidity scenarios, not all of which allocate value to the Company’s common stockholders, and inherently decreases the estimated fair value per share due to the combination of (i) the mix of other expected business equity values discounted for their future value and (ii) the application of a discount to liquidity event which accounts for lack of marketability. In contrast, the Midpoint Price assumes with 100% probability that the Company completes an IPO and the Company’s preferred stock will be converted into common stock during [***]. Additionally, the Midpoint Price assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Midpoint Price was not impacted by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability.

The fair value of the Company’s common stock was determined to be $[***] per share as of February 28, 2019. In the February 28, 2019 valuation report, the discount factor for lack of marketability is applied to the IPO and non-IPO scenarios, which accounted for approximately $[***] per share of the approximate $[***] per share difference between the February 28, 2019 Valuation Price and the Midpoint Price.

The Company believes that the remaining difference between the February 28, 2019 Valuation Price and the Midpoint Price is attributed to the fact that (i) the Company assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business and (ii) the valuation report prepared by the Company’s third-party valuation specialist utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by IDEAYA Biosciences, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY IDEAYA BIOSCIENCES, INC. IDYA-1008

May 1, 2019

methodology used by some public market investors to determine the price that they are willing to pay in the IPO, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of clinical development, and recent market conditions. Also, other factors may have an impact, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range determined by the Company and the lead underwriters.

CONCLUSION

In light of the Preliminary IPO Price Range and the other factors described in this letter, the Company respectfully advises the Staff that it believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

* * *

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by IDEAYA Biosciences, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY IDEAYA BIOSCIENCES, INC. IDYA-1009

May 1, 2019

Should the Staff have any questions or comments regarding the Registration Statement or this letter, please contact me by telephone at (650) 463-3043 or by e-mail at mark.roeder@lw.com.

Very truly yours,

/s/ Mark Roeder

Mark Roeder

of LATHAM & WATKINS LLP

cc:	Yujiro Hata, IDEAYA Biosciences, Inc.
Paul Stone, IDEAYA Biosciences, Inc.
Mark Roeder, Latham & Watkins LLP
Adam H. Whitaker, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Stephen Salmon, Davis Polk & Wardwell LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by IDEAYA Biosciences, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY IDEAYA BIOSCIENCES, INC. IDYA-10010